787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 2, 2016

VIA EDGAR

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 102

Dear Ms. Brutlag:

On behalf of the AQR Large Cap Relaxed Constraint Equity Fund, AQR Small Cap Relaxed Constraint Equity Fund, AQR International Relaxed Constraint Equity Fund and AQR Emerging Relaxed Constraint Equity Fund (each, a “Fund,” and together, the “Funds”), each a series of AQR Funds (the “Trust”), we herewith transmit the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Friday, November 11, 2016 and Tuesday, November 15, 2016, regarding Post-Effective Amendment No. 101 (“PEA 101”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on September 28, 2016. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Summary Prospectuses—All

Comment 1	Fee Table. Please provide the Staff with completed fee tables and expense examples for the Funds at least one week prior to the effective date of the amendment to the Trust’s Registration Statement (the “Amendment”) to be filed for the Funds pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”). In addition, please confirm that the fee waiver agreement will be in place for at least one year following the effective date of the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response	The requested information has been provided to the Staff supplementally. The Trust confirms that the fee waiver agreement will be in place with respect to the Funds for at least one year following the effective date of the Amendment.

Comment 2	Fee Table. Please revise the second-to-last sentence of footnote 2 to the fee table to clarify that the Adviser is entitled to recapture the fees waived and/or expenses reimbursed during the thirty-six months following the date of the waiver and/or reimbursement, not the thirty-six months following the fiscal period in which such waiver and/or reimbursement occurred.

Response	The Funds submit that the current disclosure accurately reflects the fee waiver and expense reimbursement agreement between the Adviser and the Trust (the “Fee Waiver and Expense Reimbursement Agreement”). The Funds believe that the recapture provision of the Fee Waiver and Expense Reimbursement Agreement is consistent with FASB Codification ASC 946-20-05-8, which provides, in relevant part:

Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

ASC 946-20-05-8 does not specify how a recoupment period should be calculated. Calculating a recoupment amount and period based on a fund’s fiscal year is consistent with the fund’s presentation of its Statement of Operations in its audited financial statements, which is measured over the fiscal period and not on individual dates within the fiscal period. Similarly, each series of the Trust has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which fees were waived or reimbursed to the applicable series of the Trust. The Funds are not aware of any written guidance that contradicts their interpretation of ASC 946-20-05-8 as set forth in this response and therefore respectfully decline to make the requested change.

Comment 3	Fee Table. Please revise the last sentence of footnote 2 to the fee table to state that the amounts recaptured will not cause the aggregate operating expenses of a Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) to the applicable limits in effect at the time of waiver and/or reimbursement or (ii) to the applicable limits in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response	The requested change has been made.

Comment 4	Principal Investment Strategies. Please note that the disclosure regarding tracking error could lead an investor to believe that each Fund is an index fund. Please consider adding a sentence to the first paragraph of the “Principal Investment Strategies of the Fund” section stating that the Fund is actively managed or switching the first and second paragraphs of the section in order to make clear that the Fund is not an index fund.

Response	The Funds respectfully decline to make this change. The first sentence of the “Principal Investment Strategies of the Fund” section in each Fund’s summary prospectus states: “[t]he Fund seeks to outperform the [relevant] Index while seeking to control its tracking error relative to this benchmark” (emphasis added). The Funds respectfully submit that this disclosure clearly states that each Fund seeks to outperform, and not track, its benchmark. The reference to a Fund’s target long-term average forecasted tracking error is intended to provide investors with additional information on each Fund’s investment strategy.

Comment 5	Principal Investment Strategies. Please clarify whether each Fund seeks to outperform the relevant index before or after fees and expenses.

Response	The requested change has been made.

Comment 6	Principal Risks of Investing in the Fund—Derivatives Risk. Since the Funds describe investments in derivative instruments, please review each Fund’s principal investment strategies and principal risks disclosure to ensure that the information is not too generic or too standardized, and also that it describes the actual derivative instruments and the associated risks that each Fund intends to use to achieve its investment objective. Please refer to the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please also refer to the Division of Investment Management Guidance Update No.
2013-03 dated July 2013. In addition, please confirm supplementally that each type of derivative instrument named in each Fund’s “Derivatives Risk” risk factor is consistent with the Fund’s investment strategy.

Response	The Funds have considered the staff observations concerning derivatives disclosure in the above-referenced letter and Guidance Update. The Funds confirm that each derivative instrument named in each Fund’s “Derivatives Risk” risk factor is consistent with the Fund’s investment strategy as described in the “Principal Investment Strategies of the Fund” section of the Funds’ prospectus.

Comment 7	Portfolio Managers. Please revise the length of service column in the portfolio manager table to state the year in which each Fund is launched rather than “Since Inception.”

Response	The requested change has been made.

Summary Prospectus—AQR Large Cap Relaxed Constraint Equity Fund

Comment 8	Principal Risks of Investing in the Fund—Mid-Cap Securities Risk. Please note that mid-cap securities are not disclosed as a principal investment strategy of the Fund. Please revise the principal investment strategies to refer to mid-cap securities or delete the risk factor for “Mid-Cap Securities Risk.”

Response	Mid-cap securities have been added to the Fund’s summary principal investment strategies.

Statutory Prospectuses

Comment 9	Performance of Related Funds and Accounts. Please confirm supplementally that the Trust has the records necessary to support the calculation of the prior performance of related funds and accounts.

Response	The Trust confirms that it has the records necessary to support the calculation of the prior performance of related funds and accounts.

Comment 10	Performance of Related Funds and Accounts. Please revise the first sentence of the second paragraph to insert the word “all” before the word “Accounts.”

Response	The requested change has been made. The disclosure has been revised to provide that a composite contains all Accounts with investment objectives, policies and strategies substantially similar to those of the applicable Fund that have inception dates prior to the most recent calendar year end.

Statement of Additional Information

Comment 11	Fundamental Policies. Please include a statement that each Fund will consider the concentration of the other investment companies in which the Fund invests when determining compliance with the Fund’s fundamental policy concerning the concentration of investments.

Response	The Funds respectfully submit that PEA 101 includes, and the Amendment will include, a notation to each Fund’s fundamental policy with respect to the concentration of investments that states the Fund intends to include its investments in securities of industry-specific investment companies for purposes of calculating the Fund’s industry concentration, to the extent practicable.

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Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.